UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42832

Klarna Group plc
(Translation of Registrant’s Name into English)

10 York Road
London SE1 7ND
United Kingdom
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On 23 June 2026, Klarna Group plc (the "Company") published the results of voting at its 2026 Annual General Meeting held on 22 June 2026. A copy of the results is furnished herewith as Exhibit 99.1.

This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-290150) of Klarna Group plc (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this Form 6-K is furnished to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS
The following exhibits are attached:

Exhibit No.	Description

99.1	2026 AGM - Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLARNA GROUP PLC

Date: June 23, 2026	By:	/s/ Niclas Neglen
Name: Niclas Neglen Title: Chief Financial Officer